EXHIBIT 99.1

For Immediate Release 20-44-TR	Date:	August 25, 2020

Teck Announces Agreement in Principle with Westshore

Vancouver, British Columbia –Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today it has signed a non-binding term sheet reflecting an agreement in principle with Westshore Terminals Limited Partnership (“Westshore”) on proposed terms for the shipment of steelmaking coal following expiry of the current contract on March 31, 2021.

The proposed agreement will provide for the shipment of between 5 and 7 million tonnes annually at fixed loading charges. The 5 to 7 million tonne range will apply for the 9 months from April – December 2021 and for each 12-month period (January – December) in subsequent years until the contract volume is concluded. Teck will ship 32.25 million tonnes under the agreement.

The proposed agreement with Westshore complements upgrades underway at Neptune Terminals and capacity at Ridley Terminals. Together, these will provide greater flexibility and optionality for Teck shipments and contribute to reduced costs and improved performance and reliability throughout the company’s steelmaking coal supply chain.

The proposed agreement is subject to definitive documentation, and the financial terms of the agreement will not be made public.

Forward-Looking Statements - Teck
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding the terms of a binding agreement with Westshore, annual and total shipping volumes under that agreement, and Teck’s expectations for greater flexibility, optionality, reduced costs and improved performance throughout Teck's steelmaking coal supply chain.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, the parties’ ability to finalize the terms of and enter into a binding agreement, operational difficulties, including those caused by inclement weather, failures in performance of other logistics providers, including rail service providers, unplanned disruptions in transportation and terminal services, changes in general economic conditions, permitting issues or changes in laws or regulations, failures in performance by contractual counterparties, and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com